Filed pursuant to Rule 433

Registration Statement No. 333-148982

These FAQ's are posted on Zion's website, www.zionoil.com/investor-center/unit-offering-faqs.html

Frequently Asked Questions

about Zion's Unit offering.

What are the terms of the offering?

What are units?

What are warrants?

What is an exercise price?

Can the warrants be exercised while the offering is open?

When do the warrants expire?

Do I have to wait until the warrant expiration date to buy the stock?

Can I trade the shares of common stock included in my unit?

Can I trade the warrants included in my unit?

Does the unit split apart?

When does the offering begin?

What happens if the minimum is not met?

Can I make multiple purchases?

Does my purchase have to be in multiples of 100 units?

After the first subscription, can I make additional subscriptions of less than 100 units?

What happens if the number of units I list on the subscription agreement does not match with the amount on my check?

What are subscriptions?

Does the 'initial' closing mean the minimum has been met?

What is 'final closing'?

When does the offering end?

What happens when I send in my money to purchase units?

Can I withdraw or revoke a subscription?

When will I receive my units and how will I receive them?

Will the units trade on the American Stock Exchange (AMEX)?

Will the warrants trade on the American Stock Exchange (AMEX)?

After the first closing, what is the difference between purchasing units directly from Zion and purchasing units or shares on the AMEX?

Who is Brockington Securities?

What do the underwriter and placement agents do?

Why do the underwriter and placement agents get a percentage of the money?

Is there a way around the underwriter and placement agents?

Where did the offering expenses come from and who decided what the amount would be?

Will I be briefed on how the offering is going?

How do I get a prospectus?

How do I subscribe?

What are the terms of the offering?

  Units @ $10.00 per unit

  Each unit includes one share of common stock and one warrant

  Minimum of 325,000 units ($3.25 million)

  Maximum of 2,500,000 units ($25 million)

  100 units ($1,000) - minimum purchase per subscriber

  Underwriter: Brockington Securities, Inc. - on a best efforts basis

  American Stock Exchange listing upon initial closing, symbol: ZN.U

What are units?

A unit is different from a share of stock. Each unit equals one (1) share of common stock plus one (1) warrant to purchase one share of common stock at $7 per share through January 31, 2012.

What are warrants?

A warrant is an option or right, but not an obligation, to buy an additional share of stock at a set price for a set period of time. In this instance, you will have the option to buy an additional share of stock at $7 per share until January 31, 2012. That $7 price remains fixed, no matter what the price of Zion stock in the stock market.

What is an exercise price?

An exercise price is the price you pay for stock that you have the option to purchase under the warrant, if you decide to purchase that stock. In this instance, the exercise price is $7 per share.

Can the warrants be exercised while the offering is open?

The warrants cannot be exercised until the 31st day after the offering terminates.

When do the warrants expire?

These warrants expire on January 31, 2012. After that date, the warrants have no value and cannot be used to purchase stock.

Do I have to wait until the warrant expiration date to buy the stock?

The warrants will become exercisable on the 31st day after the offering terminates. You can then 'exercise them' (purchase your stock) anytime between that date and the expiration date of January 31, 2012.

Can I trade the shares of common stock included in my unit?

The stock cannot be traded until the 31st day after the offering terminates. At that time, you can trade your stock on the American Stock Exchange.

Can I trade the warrants included in my unit?

The warrants cannot be traded until the 31st day after the offering terminates. At that time, you can trade your warrants on the American Stock Exchange.

Does the unit split apart?

The unit will automatically split apart on the 31st day after the offering terminates. Before that date (but after initial closing), the units can be traded on the American Stock Exchange. After that date, both the shares of stock and the warrants will trade separately.

When does the offering begin?

The offering began on the 'effective date', which was May 14, 2008.

What happens if the minimum is not met?

We have until August 12, 2008 (extendable until October 11, 2008) to receive a total of $3,250,000 in subscriptions. If that minimum is not met by that date, all funds received will be returned with interest.

Can I make multiple purchases?

Yes, but each purchase will require a separate subscription on our subscription agreement form.

Does my purchase have to be in multiples of 100 units?

No. The minimum purchase has to be 100 units, but it can be any number of units above that.

After the first subscription, can I make additional subscriptions of less than 100 units?

After you have made an initial purchase of at least 100 units, you may make subsequent purchases with a minimum of at least 50 units.

What happens if the number of units I list on the subscription agreement does not match with the amount on my check?

We will divide the dollar amount of your check by $10.00 per unit to arrive at a whole number of units. If there is any non-trivial amount of money left over, then we will send you a check for the difference, once the offering terminates.

What are subscriptions?

A subscription is your offer to purchase a certain number of units from us, as set out in the Subscription Form at the back of the Prospectus. A completed subscription includes a check from you for the amount of the purchase, at $10.00 per unit.

Does the 'initial' closing mean the minimum has been met?

Yes, after the minimum has been met, we will have an initial closing some time soon after.

What is 'final closing'?

Once the minimum has been met, we will continue to accept additional subscriptions up to a maximum of $25,000,000, or until some date as agreed between us and our underwriter, but not later than January 9, 2009, when we will have a 'final' closing.

When does the offering end?

The offering will end on the 'termination date', 180 days after the effective date, extendable by the Company for up to 60 additional days. Therefore, the offering could end on November 10, 2008, or even earlier if the maximum funds are raised before then or we decide to end it earlier, but could be extended until January 9, 2009.

What happens when I send in my money to purchase units?

When you send in your subscription agreement and payment, your funds are deposited directly into an interest bearing savings account at Sterling Trust Company together with the subscriptions of all the other investors. Zion does not have access to the funds until the minimum in the offering has been reached. If the minimum is not reached by October 11, 2008, your money will be returned with interest. Once the minimum has been reached, we will schedule the 'initial' closing and the funds will be transferred to Zion and your units will be issued. After the 'initial' closing, until the offering closes, we may have periodic closings.

Can I withdraw or revoke a subscription?

Any subscription to purchase units may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to your receipt of notice of its acceptance by Zion.

When will I receive my units and how will I receive them?

Shortly after each closing, a certificate evidencing your units will be delivered to you, or deposited into your brokerage account, based on your instructions on the subscription agreement form. The timing of the 'initial' closing and subsequent closings is flexible and will be determined by us and the underwriter based on a number of factors. The 'initial' closing will take place on a date set by us and our underwriter following our reaching the minimum offering amount; 'initial closing' cannot be later than October 11, 2008.

Will the units trade on the American Stock Exchange (AMEX)?

After the initial closing, the units will trade under the symbol ZN.U.

Will the warrants trade on the American Stock Exchange (AMEX)?

Once the units split apart on the 31st day after the termination of the offering, the warrants will trade under the symbol ZN.WS

After the first closing, what would be the difference between purchasing units directly from Zion and purchasing units or shares on the AMEX?

When you purchase on the exchange, the money you spend goes directly to the person selling you the stock through the exchange. When you purchase from the company, the money goes to Zion for the uses set out in the Prospectus. Also, when you purchase from the company, we pay the brokerage commission. When you purchase on the exchange, you pay the brokerage commission. When you purchase from the company, your price is $10.00 per unit, regardless of the market price.

Who is Brockington Securities?

Brockington Securities is the underwriter for our offering.

What do the underwriter and placement agents do?

The underwriter and placement agents are licensed stock brokerage firms through whom the units in the offering are sold. The individual broker who sells to you must also be registered in your state.

Why do the underwriter and placement agents get a percentage of the money?

In order for us to comply with the securities laws of each state, the units have to be sold by a registered or licensed broker in that state, who is entitled to a fee for his services. If we did not use an already licensed and registered brokerage firm, we would have had to hire licensed brokers and establish a subsidiary firm and then go through the process of licensing and registering state by state. This would take considerable time and money.

Is there a way around the underwriter and placement agents?

There is no way around our agreement with them. Their percentage complies with the rules set by the regulatory bodies and is fair and reasonable for our type and size of offering.

Where did the offering expenses come from and who decided what the amount would be?

Some of the offering expenses are set out in the underwriting agreement. Others were our best estimates of the amounts that we would incur in connection with the offering.

Will I be briefed on how the offering is going?

After we have a closing, we will announce how much money has been raised. Otherwise, we cannot give out details of how much has been raised.

How do I get a prospectus?

To get a prospectus, please call 1-888-TX1-ZION (1-888-891-9466) or you can e-mail info@zionoil.com with your request.

How do I subscribe?

Complete the two-page subscription form. If you haven't retained your copy, you can print the form from this link: www.zionoil.com/subform.pdf. Fill out the form with your personal information. Attach a check made payable to "Sterling Trust Company, Escrow Agent FBO Zion Oil Subscribers" and send it to Brockington Securities at the address at the back of the form. Payment by wire transfer is also acceptable.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy the Units described, which may only be by prospectus, nor shall there be any sale of these Units in any state or country in which such offer, solicitation or sale would be unlawful prior to the registration, qualification or exemption under the securities laws of any such state or country.

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding the closings and termination of the offering and the timing and results thereof are forward-looking statements as defined in the "Safe Harbor'' provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in the Prospectus and Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas. Inc., at www.zionoil.com.